August 13, 2024

Lee Seng Chi
Chief Executive Officer
Founder Group Limited
No.17, Jalan Astana 1B, Bandar Bukit Raja
41050 Klang
Selangor Darul Ehsan, Malaysia

       Re: Founder Group Limited
           Registration Statement on Form F-1
           Filed August 1, 2024
           File No. 333-281167
Dear Lee Seng Chi:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Registration Statement on Form F-1 filed August 1, 2024
Capitalization, page 33

1. We note in your response to prior comment 1 that it appears you intend to expense the value of the warrants under each market or stock exchange listing of your Ordinary Shares scenario. Since your response indicates these warrants were issued in exchange for professional services received in connection with your planned offering, please tell us how you considered recording the value of the warrants as an offering cost to be charged against equity upon successful completion of your offering. We refer you to IAS 32 paragraph 37.
Recent Developments, page 38

2. Please revise to disclose the changes to the terms of the exercise conditions.
 August 13, 2024
Page 2

Notes to Consolidated Financial Statements
Note 21. Segment Reporting, page F-29

3. We acknowledge your response to prior comment 5 and added disclosure on page 45 confirming that each segment contributes to both contract services revenue and revenue from the sales of goods. Please tell us how you considered disclosing revenue amounts by segment also disaggregated between contract services revenue and revenue from sales of goods. We refer you to paragraphs 87 and 88 in Appendix B of IFRS 15.
Note 22. Subsequent Events, page F-30

4. We note your response to prior comment 1. Please disclose the prospective financial statement impact and amount pertaining to the issued warrants in accordance with IAS 10 paragraph 21(b).
Exhibits

5. Consistent with page F-4 of your filing, please have your auditor revise its consent filed as
       Exhibit 23.1 to make reference to its report date of July 31, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Ying Li